UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Falcon Minerals Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 Par Value
(Title of Class of Securities)

30607B109
(CUSIP Number)

March 9, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Foxhill Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,803,243
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,803,243
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,803,243
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

*	SEE ITEM 4(b).

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Neil Weiner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,803,243
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,803,243
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,803,243
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Foxhill Capital Partners, LLC, a Delaware limited liability company (“Foxhill Capital”), and Mr. Neil Weiner, the manager of Foxhill Capital, relating to Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Falcon Minerals Corporation (the “Issuer”).
This Schedule 13G relates to Common Stock of the Issuer purchased by Foxhill Capital through the account of a certain private fund (the “Fund”). Foxhill Capital serves as the investment manager to the Fund and may direct the vote and dispose of the 2,803,243 shares of Common Stock held by the Fund. As the manager of Foxhill Capital, Mr. Weiner may direct the vote and disposition of the 2,803,243 shares of Common Stock held by the Fund.

Item 1 (a).	Name of Issuer:

Falcon Minerals Corporation (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

510 Madison Avenue, 8th Floor,
 New York, NY 10022

Item 2 (a).	Name of Person Filing:

Foxhill Capital Partners, LLC (“Foxhill Capital”) and Mr. Weiner

The above parties are sometimes individually referred to herein as a “Reporting Person” and together as the “Reporting Persons”.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

2141 A1A Alt. Suite 450
Jupiter, FL 33477

Item 2 (c).	Citizenship:

Foxhill Capital – Delaware

Neil Weiner – United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value (“Common Stock”)

Item 2 (e).	CUSIP Number:

30607B109

Item 3.	Not applicable.

Item 4.	Ownership.

(a)
Foxhill Capital and Mr. Weiner are the beneficial owners of 2,803,243 shares of Common Stock. This amount consists of (i) 2,556,890 shares of Common Stock and (ii) 246,353 shares of Common Stock receivable upon the exercise of presently exercisable stock warrants.

(b)
Foxhill Capital and Mr. Weiner are the beneficial owners of 6.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,803,243 by the sum of (i) 45,963,716, the number of shares of Common Stock issued and outstanding as of March 6, 2020, as reported in the Issuer’s Form 10-K filed on March 13, 2020 and (ii) 246,353, the number of shares of Common Stock receivable by upon the exercise of presently exercisable stock warrants held by the Fund.

(c)
Foxhill Capital, as the investment manager of the Fund, may direct the vote and dispose of the 2,803,243 shares of Common Stock held by the Fund. As the manager of Foxhill Capital, Mr. Weiner may direct the vote and disposition of the 2,803,243 shares of Common Stock held by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2020
Date

Foxhill Capital Partners, LLC

/s/ Neil Weiner
Signature

Neil Weiner/ manager
Name/Title

Neil Weiner

/s/ Neil Weiner
Signature

Neil Weiner
Name/Title

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of March 17, 2020, by and between Foxhill Capital Partners, LLC and Neil Weiner, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

March 17, 2020
Date

Foxhill Capital Partners, LLC

/s/ Neil Weiner
Signature

Neil Weiner/ manager
Name/Title

Neil Weiner

/s/ Neil Weiner
Signature

Neil Weiner
Name/Title